Ben & Jerry's and Unilever to Join Forces in Ice Cream

SOUTH BURLINGTON, VT. (April 12, 2000)--Ben & Jerry's Homemade, Inc. (NASDAQ Symbol:BJICA) and Unilever (NYSE Symbol:UN, UL), have agreed to a unique and ground-breaking combination in which Ben & Jerry's will join forces with

Unilever to create an even more dynamic, socially positive ice cream business with global reach. The Ben & Jerry's Board of Directors approved Unilever's offer of $43.60 per share for all of the 8.4 million outstanding shares on a fully diluted basis, valuing the transaction at $326 million, taking into account net cash and option proceeds. Ben & Jerry's had sales of $237 million in 1999 with operating income of $13.5 million before a one-time charge.

Under the terms of the agreement, Ben & Jerry's will operate separately from Unilever's current U.S. ice cream business. There will be an independent Board of Directors, which will focus on providing leadership for Ben & Jerry's social mission and brand integrity. With this transaction, shareholders will be rewarded for their investment; Ben & Jerry's employees will be protected; the current social mission of Ben & Jerry's will be encouraged and well-funded, which will lead to improved performance in this area; and an opportunity has been offered for Ben & Jerry's to contribute to Unilever's social practices worldwide.

In commenting on the transaction, Ben Cohen and Jerry Greenfield, the co-founders of Ben & Jerry's, said: "Neither of us could have anticipated, twenty years ago, that a major multinational would some day sign on, enthusiastically, to pursue and expand the social mission that continues to be an essential part of Ben & Jerry's and a driving force behind our many successes. But today, Unilever has done just that. While we and others certainly would have preferred to pursue our mission as an independent enterprise, we hope that, as part of Unilever, Ben & Jerry's will continue to expand its role in society."

Both co-founders will continue to be involved with Ben & Jerry's.

"Unilever believes the super premium segment of the ice cream market will continue to grow and that the Ben & Jerry's brand will lead that growth," said Richard Goldstein, President of Unilever Foods North America. "Furthermore, we feel that Ben & Jerry's has a significant opportunity outside of the United States. Unilever is in an ideal position to bring the Ben & Jerry's brand, values and socially responsible message to consumers worldwide. These opportunities strongly support Unilever's stated strategy for expanding the ice cream category globally." Unilever is the world's largest ice cream company, with such famous brands as Breyers All Natural, Good-Humor, Popsicle, Klondike and Wall's.

"Much of the success of the Ben & Jerry's brand is based on its connections to basic human values, and it is our hope and expectation that Ben & Jerry's continues to engage in these critical, global economic and social missions," said Goldstein.

Ben & Jerry's CEO, Perry Odak, will lead the management team during this important transition. The company will continue to be Vermont-based.


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The transaction will be structured as a tender offer for all of Ben & Jerry's shares at $43.60 in cash followed by a merger in which all the remaining Ben & Jerry's shares will be exchanged for $43.60 in cash each. It is expected that the tender offer will commence next week. The transaction is subject to regulatory approvals and other customary conditions.

Security holders of Ben & Jerry's Homemade, Inc. should read the Tender Offer Statement on Schedule TO filed by Unilever N.V., Conopco, Inc. and Vermont All Natural Expansion Company when it becomes available because it will contain important information about the tender offer. Investors can obtain such Tender Offer Statement on Schedule TO and other filed documents for free at the S.E.C.'s website www.sec.gov.

Ben & Jerry's produces a wide variety of super premium ice cream, ice cream novelties, low fat ice cream, low fat yogurt and sorbet, using Vermont dairy products and high quality, all natural ingredients. Ben & Jerry's is committed to using milk and cream that have not been treated with the synthetic hormone, rBGH. Ben & Jerry's products are distributed nationwide and in selected foreign countries in supermarkets, grocery stores, convenience stores, franchise Ben & Jerry's scoop shops, restaurants and other venues.

Unilever is one of the world's largest consumer products companies with sales in excess of $45 billion. It produces and markets a wide range of foods and home and personal care products. Unilever operates in 88 countries around the globe and employs 255,000 people. In the United States, Unilever sales exceeded $8 billion in 1999. It employs 21,000 people and has 66 offices and manufacturing sites in 23 states.

Contact:

     Ben & Jerry's Homemade, Inc.
     Chrystie Heimert, PR Manager
     (802) 846-1500

          or

     Unilever United States, Inc.
     John T. Gould, Jr., Director, Corporate Affairs
     (212) 906-4694